Exhibit 99.1

news release

For Immediate Release

Encana Announces Increase in Indicative Size and Offering Price for Initial Public Offering of PrairieSky Royalty

Calgary, Alberta (May 21, 2014)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Encana Corporation (“Encana”) (TSX:ECA)(NYSE:ECA) announced today that the number of common shares of PrairieSky Royalty Ltd. (“PrairieSky”), a wholly-owned subsidiary of Encana, that Encana proposes to sell in PrairieSky’s initial public offering (the “Offering”) has been increased to 52,000,000 common shares from 32,500,000 common shares, and the indicative offering price range has been increased to between $26.50 and $28.00 per common share from the previously announced indicative price range of $23.00 to $26.50 per common share. The Offering is being conducted by way of a secondary offering by Encana.

Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including regulatory approvals. Final decisions regarding the Offering size and price, as well as closing of the Offering, is expected to occur in late May, 2014.

An amended and restated preliminary prospectus dated April 30, 2014 (the “Amended Prospectus”) containing important information relating to these securities has been filed with the securities commissions or similar authorities in each of the provinces and territories of Canada. The Amended Prospectus is still subject to completion or amendment. Copies of the Amended Prospectus are available on SEDAR at http://www.sedar.com or from the underwriters named in the Amended Prospectus. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale or any acceptance of an offer to buy these securities until a receipt for the final prospectus has been issued.

The securities of PrairieSky have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of PrairieSky’s shares in the United States.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana shareholders and potential investors with information regarding Encana and PrairieSky, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the proposed pricing of the common shares, the proposed number of common shares to be issued, expectations that applicable regulatory approvals will be obtained, the success of the Offering, and expected timing of pricing and closing of the Offering.

Encana Corporation

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Encana’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. There can be no assurance that PrairieSky will ultimately complete the Offering, the size of the retained interest that Encana would hold initially or in the future in PrairieSky, and other arrangements that would exist between Encana and PrairieSky. Completion of the Offering is subject to a number of risks and uncertainties, including without limitation, those relating to due diligence, favourable market conditions, stock exchange, regulatory and third party approvals, and approval by Encana’s and PrairieSky’s Board of Directors. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, all of which are subject to the risk factors identified elsewhere in this news release or in the Amended Prospectus including assumptions related to receipt of all required regulatory approvals and completion of the Offering.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana and PrairieSky undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

FOR FURTHER INFORMATION PLEASE CONTACT:

Encana Corporation - Investor contact

Brian Dutton

Director, Investor Relations

(403) 645-2285

Encana Corporation

Patti Posadowski

Sr. Advisor, Investor Relations

(403) 645-2252

Encana Corporation - Media contact

Jay Averill

Director, External Communications

(403) 645-4747

Encana Corporation

2